Exhibit 7.1

Computation of ratio of earnings to fixed charges (1)

	Year ended December 31,
	2013	2012	2011	2010	2009
	(In NOK thousands except for ratio)	(In NOK thousands except for ratio)	(In NOK thousands except for ratio)
FIXED CHARGES
Interests and commissions on debt and capital contribution securities	2,394,050	3,357,380	4,021,021	4,212,860	5,677,664
Other Interest and borrowing expenses	12,104	122,449	63,348	191,834	72,240
Estimate of the interest within rental expense				-	76
Total fixed charges, as defined	2,406,154	3,479,829	4,084,369	4,404,694	5,749,980
EARNINGS:
Profit/(loss) for the period from continuing operations	-4,850,159	-17,717,401	30,038,566	447,994	-1,801,800
Taxes	-1,995,208	-6,903,509	11,682,272	174,519	-699,091
Fixed Charges, as defined	2,406,154	3,479,829	4,084,369	4,404,694	5,749,980
Total Earnings, as defined	-4,439,213	-21,141,081	45,805,207	5,027,207	3,249,089
RATIO OF EARNINGS TO FIXED CHARGES (2)(3)	-1.84	-6.08	11.21	1.14	-
The amount of coverage deficiency	-6,845,367	-24,620,910		-	-2,500,891
	-1,125,198	-4,423,130

1) The ratio computation reflects for all periods presented the effect of the discontinued operations resulting from the sale of Kommunekreditt completed on June 24, 2009.

2) For purposes of calculating the ratio of earnings to fixed charges, earnings include profit/(loss) for the year from continuing operations plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses.

3) The ratio of earnings to fixed charges in the year ended December 31, 2012 had a deficit due to negative earnings of NOK 24,695 million (USD 4,430 million). The negative earnings in the year ended December 31, 2012 were driven by unrealized losses on the fair value of our own debt.

4) The ratio of earnings to fixed charges in the year ended December 31, 2009 had a deficit due to negative earnings of NOK 2,501 million (USD 433 million). The negative earnings in the year ended December 31, 2009 were driven by unrealized losses on the fair value of our own debt.